EXHIBIT 99.1


Telkom SA Limited
  (Registration Number 1991/005476/06)

  ISIN ZAE000044897

  JSE and NYSE Share Code TKG

  ("Telkom")



TELKOM SA LIMITED TRADING STATEMENT

In terms of paragraph 3.4(b) of the Listings Requirements of the JSE Securities Exchange South Africa, issuers are required to publish a trading statement as soon as they become reasonably certain that the financial results for the period to be reported on next will differ by at least 20% from those of the previous corresponding period.

Telkom is currently finalising its results for the year ending 31 March 2005, which are expected to be released on 6 June 2005. Telkom accordingly advises that it expects an increase of between 35% and 55% in basic earnings per share and headline earnings per share for the year ending 31 March 2005 from the year ended 31 March 2004. The above results have been impacted by restructuring expenses and extending the useful lives of certain assets.

The main difference between basic earnings and headline earnings is the impairment and write-offs relating to property, plant and equipment. This trading statement has neither been reviewed nor reported on by the Company's external auditors.


Johannesburg

10 May 2005


Special note regarding forward-looking statements

All statements contained herein, as well as oral statements that may be made by us or by officers, directors or employees acting on behalf of the Telkom Group, that are not statements of historical fact constitute "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995, specifically Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Among the factors that could cause our actual results or outcomes to differ materially from our expectations are those risks identified under the caption "Risk Factors" contained in item 3 of Telkom's most recent annual report on Form 20-F filed with the U.S. Securities Exchange Commission ("SEC") and our other filings with the SEC, available on Telkom's


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website at www.telkom.co.za/ir, including, but not limited to, increased competition in the South African fixed-line and mobile communications markets; developments in the regulatory environment; Telkom's ability to reduce expenditure, customer non-payments, theft and bad debt, the outcome of arbitration or litigation proceedings with Telcordia Technologies Incorporated and others; general economic, political, social and legal conditions in South Africa and in other countries where Vodacom invests; fluctuations in the value of the Rand and inflation rates, our ability to retain key personnel; and other matters not yet known to us or not currently considered material by us. You should not place undue reliance on these forward-looking statements. All written and oral forward-looking statements, attributable to us, or persons acting on our behalf, are qualified in their entirety by these cautionary statements. Moreover, unless we are required by law to update these statements, we will not necessarily update any of these statements after the date hereof either to conform them to actual results or to changes in our expectations.


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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           TELKOM SA LIMITED



                                           By:  /s/ Kaushik Patel
                                           -------------------------------------
                                           Name:    Kaushik Patel
                                           Title:   Chief Financial Officer



Date:    May 11, 2005